Wizard World, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

April 16, 2012

Ms. Erin Wilson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wizard World, Inc.

Form 8-K/A

Filed February 1, 2012

File No. 000-33383

Dear Ms. Wilson:

This will confirm your conversation with company counsel on April 16, 2012, that Wizard World, Inc. (the “Company”) was not able to respond to the U.S. Securities and Exchange Commission’s (the “Commission”) comments in its letter, dated February 21, 2012, regarding the Company’s Form 8-K/A by April 13, 2012, which was the date on which the Commission had requested a response from the Company. Therefore, the Company respectfully requests that the deadline for the Company’s response be extended to Friday, April 20, 2012.

Please contact me on (646) 801-5572 should you have any question. Thank you for your attention.

Sincerely,

/s/ John Macaluso

John Macaluso

Chief Executive Officer